Exhibit 99.3

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended September 30th, 2014

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through November 7, 2014 (the “Report Date”) and should be read in conjunction with the unaudited, interim, condensed, consolidated financial statements and the notes thereto for the quarter ended September 30, 2014 (“Third Quarter 2014”), which have been prepared in accordance with International Financial Reporting

Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2013 and 2012 and annual report on Form 20-F can be viewed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.atna.com. All National Instrument 43-101 (“NI 43-101”) technical reports referenced herein can be viewed on SEDAR at www.sedar.com and at www.atna.com.

Description of Business

Atna is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating the Briggs mine (“Briggs”) located in Inyo County, California, which commenced commercial gold production in July 2009 and the Pinson Underground gold mine (“Pinson”) near Winnemucca, Nevada, which re-commenced production in June 2014. Pinson consists of the Pinson Underground mine and the Mag Pit development project. The Reward gold mine (“Reward”) near Beatty, Nevada is permitted for construction and has been partially developed. The Columbia gold project (“Columbia”) located near Lincoln, Montana, is a feasibility-study-stage project; and the Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities.

Third Quarter 2014 Results:

Financial Results

•	Cash provided by operating activities in Third Quarter 2014 totaled $2.7 million. An operating loss of $1.8 million and a net, after-tax loss of $2.9 million, ($0.01) per weighted average share, were recognized.

•	The Company had net working capital (current assets less current liabilities) of $9.6 million and cash of $0.6 million at September 30, 2014.

Operating Results

•	Briggs generated $3.7 million in operating cash flow in the Third Quarter 2014.

•	The newly restarted Pinson Underground contributed $0.5 million in operating cash flow in the Third Quarter 2014.

•	The average cash cost per ounce at Briggs in Third Quarter 2014 decreased marginally to $1,042 from $1,056 in Second Quarter 2014. All-in sustaining cost (AISC) decreased to $1,190 per ounce from $1,215 in Second Quarter 2014.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	Revenues totaled $10.1 million in the Third Quarter 2014 on the sale of 7,800 ounces at an average gold price of $1,285 per ounce. Ounces sold decreased 6 percent over Second Quarter 2014 and 15 percent over Third Quarter 2013. The average selling price decreased 1 percent over Second Quarter 2014 and decreased 2 percent over Third Quarter 2013.

•	In its first quarter of operations, Pinson Underground mined a total of 4,420 tons of ore at an average grade of 0.383 ounce per ton, containing approximately 1,700 ounces of gold.

•	Atna successfully completed the first long-hole mining test at Pinson. A total of 1,745 tons of ore grading 0.451 ounce per ton of gold was produced from the 30-foot-high test stope.

•	Atna completed an NI 43-101 compliant Technical Report titled “Pinson Project, Preliminary Feasibility Study Humboldt County, Nevada” detailing resources and reserves for both the Pinson Underground and the Mag Pit. The Technical Report, dated October 15, 2014, was filed on SEDAR on October 17, 2014.

Year-to-Date 2014 Results:

Financial Results

•	On January 31, 2014, the Company refinanced $22.0 million of current obligations with a 2-year credit facility calling for a balloon payment of principal and fees at the end of the term and interest-only payments over the term. Proceeds from this facility were utilized to retire an existing, current, Canadian-dollar debt facility. A foreign-exchange gain of $2.3 million was realized from this transaction.
•	Cash provided by operating activities in the first nine months of 2014 was $0.4 million.

•	An operating loss of $5.3 million and a net, after-tax loss of $6.8 million, ($0.03) per weighted average share, were recognized.

Operating Results

•	Revenues totaled $30.7 million in the first nine months of 2014 on the sale of 23,870 ounces at an average gold price of $1,278 per ounce. While the number of ounces sold was similar to the ounces sold in the first nine months of 2013, the average selling price decreased 12 percent.

•	Briggs generated $6.6 million in operating cash flow in the first nine months of 2014. Briggs recognized a pre-tax loss of $2.3 million.

Outlook and Strategy

Atna offers investors leverage to gold price through the development and operation of precious-metal mines in the politically stable western United States. The Company owns or controls a number of properties with well-defined gold resources which provides a call on future value that can be unlocked either through direct development and production or through the sale of assets to which value has been added.

As a result of continued weakness in the gold market, the Company has modified its forward-looking operating strategy to enable it to produce gold at a lower cost. This is being accomplished by taking advantage of past investments in mine development and embracing more efficient and productive mining methods such as long-hole mining at Pinson. These changes are enabled by a number of factors:

•	The Pinson Underground mine was substantially developed for production in 2012-2013. Only minimal development expenditures are required through the First Quarter of 2015, and later development may be funded by contemporaneous mining operations.

•	Long-hole stoping was successfully tested at Pinson in the Third Quarter 2014. This mining method results in higher productivity and lower operating costs than the underground drift and fill method exclusively utilized during prior operations at Pinson. A combination of both mining methods will be utilized as appropriate in future mine operations.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	The Company has entered into favorable agreements for the sale of small ore lots to Newmont’s nearby Twin Creeks’ metallurgical facilities. This substantially reduces transportation costs and working capital requirements.

•	Pinson has entered into a productivity-based mining agreement with an experienced contract-mining group.

•	Pre-stripping activities in the Briggs Main North (BMN) pit were completed in the Third Quarter 2014. This pit will provide a strong ore flow at declining waste stripping ratios through at least mid-2015, substantially reducing capital requirements at Briggs. Additional stripping activity may be planned to open up other pits as justified by improvements in the gold market.

•	The Briggs mine retains a substantial inventory of work-in-progress gold inventory in the leach pad and gold plant for which the mining and crushing costs were previously incurred. There are few incremental costs to recover gold from the leach pad. Plant and leach operations will focus on the recovery of this gold inventory over the next several years.

This plan will allow the Company to take advantage of and produce cash from the substantial investments that it has already made in prior periods at both the Briggs and Pinson mines.

Mine Operations

Briggs Mine, California

Briggs was acquired by the Company in 1990 and the mine initially began operations in 1996. Production ceased in 2004 due to gold-market conditions. Commercial production recommenced in 2009. Briggs is located on the west side of the Panamint Range near Death Valley, in Inyo County, California. The mine is located on 156 unpatented claims, including 15 mill site claims, covering approximately 2,890 acres, on land administered by the BLM. No royalties are payable at Briggs. All of the mining claims at Briggs are located on land prescribed for multiple use management by the BLM.

Briggs is a conventional open pit mine that uses heap leach gold recovery. Ore is crushed in a three-stage crushing circuit to a ¼-inch size prior to placement on the leach pad. Gold is recovered from leach solutions in a typical carbon absorption/desorption/recovery (“ADR”) process to produce a doré product for shipment to refiners. Targeted gold recovery is 80 percent.

Gold ounces sold in Third Quarter 2014 by Briggs decreased 12 percent over Second Quarter 2014 and 20 percent over Third Quarter 2013. Briggs met targeted production goals in the Third Quarter 2014 for total tons mined, but both ore grades and ore-tons-mined were below model, resulting in lower than expected contained ounces being mined and placed on the leach pad. The shortfall to model occurred in the lower benches of the Goldtooth pit where a higher number of contained ounces had been modeled. Late in the Third Quarter, the principal ore supply transitioned from the Goldtooth pit to the BMN pit. The BMN pit is well supported by drilling and is expected to provide a more reliable ore supply than was experienced at the bottom of the Goldtooth pit.

Briggs produced $3.7 million in operating cash flow in Third Quarter 2014. Cash cost per ounce decreased one percent in the Third Quarter 2014 over Second Quarter 2014 and AISC costs at Briggs decreased approximately two percent.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Production statistics for Briggs in 2014 and 2013 are shown in the following table.

	Third	Second	First	Fourth	Third
Production Statistics	Quarter 2014	Quarter 2014	Quarter 2014	Quarter 2013	Quarter 2013
Waste tons	2,835,700	2,767,800	2,522,000	2,369,300	1,976,000
Ore tons	431,400	474,700	599,300	581,500	624,100
Total tons	3,267,100	3,242,500	3,121,300	2,950,800	2,600,100
Strip ratio (waste/ore)	6.6	5.8	4.2	4.1	3.2
Ore grade (oz/ton)	0.023	0.020	0.019	0.018	0.019
Contained gold ounces mined	9,800	9,290	11,400	10,600	11,640
Gold ounces sold	7,300	8,200	7,800	8,100	9,100
Recoverable gold ounces in inventory	18,000	18,100	19,000	18,100	17,300
Cash cost per gold ounce sold ($/oz),
including production stripping	$1,042	$1,056	$1,038	$977	$986
All-in sustaining cost (AISC) ($/oz)	$1,190	$1,215	$1,175	$1,109	$1,084

Note: Cash cost per gold ounce sold is a non-GAAP measure and is calculated utilizing Gold Institute Standards. AISC is also a non-GAAP measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of GAAP measures to these non-GAAP measures follows later in this section.

Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, changes in inventory, and mine-site depreciation, amortization, and depletion. The Gold Institute Standard includes “normalization of stripping costs at open pit operations”, i.e. the amortization of production stripping costs net of capitalization, but “encouraged” disclosure of this normalizing adjustment, as it may not reflect cash costs actually incurred in the period.

AISC is a non-GAAP performance measure developed by the World Gold Council. This measure uses cash costs per ounce sold as its basis and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, as allocable to Briggs.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The following schedule reconciles cost of sales to cash cost per gold ounce sold for the periods indicated.

	Nine Months Ended September 30,
	2014	2013
Total cost of sales	$31,322,600	$30,804,300
Less - mining related depreciation and amortization	(5,694,000)	(4,735,500)
Less - adjustment of inventory to net realizable value	(1,131,500)	(765,500)
Total cash cost of sales	$24,497,100	$25,303,300
Ounces sold	23,275	23,572
Total cash cost per ounce sold	$1,053	$1,073
Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$21	$25
Accretion of Asset Retirement Obligation	$7	$8
Sustaining exploration expenditures	$5	$7
Sustaining capital expenditures	$116	$193
All-in sustaining cost (AISC) per ounce sold	$1,202	$1,306

Mining costs per ton of material decreased in the quarter, primarily due to shorter haul cycles for ore and waste from the BMN pit and decreased drilling and blasting costs. About a third of the waste material in the BMN pit is from an old waste dump that can be removed without drilling and blasting. Leaching costs were high primarily due to high cyanide consumption caused by the leaching of ores over older, less buffered areas of the leach pad.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Mining	$/ton of material, ore & waste	$1.26	$1.52	$1.48	$1.57	$1.46

Mining	$/ton of ore crushed	$9.53	$8.77	$8.07	$8.87	$5.82
Crushing	$/ton of ore crushed	$3.04	$3.53	$3.77	$3.95	$2.49
Leach and Plant	$/ton of ore crushed	$3.47	$2.73	$2.45	$2.89	$2.37
Site Gen and Admin	$/ton of ore crushed	$4.42	$3.10	$3.45	$2.92	$2.59
Total Operating Cost	$/ton of ore crushed	$20.46	$18.13	$17.74	$18.63	$13.27

Briggs mining operations are planned to be conducted entirely within the existing permit boundary area. Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.5 million. All surety bonds are subject to annual review and adjustment.

In August 2014, the Company agreed to pay $225,000 in increments of $25,000 per quarter, such payments having commenced in August 2014, to settle a Notice of Violation (NOV) issued in June 2013 as one of its previously permitted four stationary diesel generators no longer met State of California emissions standards. Briggs received three additional NOV’s in Second Quarter 2014 from the Great Basin Unified Air Pollution Control District in regards to its Continuous Emission Monitoring System (CEMS) and exceeding Oxides of Nitrogen permit standards also from its electrical generation plant. The CEMS equipment has been repaired and updated, and changes to operating procedures have been developed to mitigate emissions issues in the future. The NOV related directly to the CEMS was terminated in October 2014 via the payment of a $1,000 penalty. We estimate other penalties, if any, will be immaterial.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important source of ore at Briggs.

Pinson Underground Mine, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining, oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone.

In August 2011, Atna completed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC") a subsidiary of Barrick Gold to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70% and Atna owning 30%. Atna controls four square miles of land which incorporates the Pinson Underground mine and the Mag Pit development project. The Mag Pit project is discussed further below under “Development Properties”. This land position includes 30 claims with 100 percent ownership, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims, and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest of an additional 120 acres of fee and mineral lands, and the Company leases the remainder of those interests from local private landowners. In total, there are 2,545 acres of land in the Pinson package.

Pinson Underground ores are subject to a 6.0% Net Smelter Return (“NSR”) royalty and the Mag Pit will be subject to NSR royalties ranging from 2.0% to 6.0%. An NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold. As of September 30, 2014, Pinson’s net carrying cost was $34.4 million.

Development of the Pinson Underground mine commenced in early 2012 and a total of 4,100 feet of primary and secondary development was completed during 2012 and 2013. The primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal) and ore mining occurred in three Ogee-zone stope blocks during development. Additionally five stope blocks were partially developed and may be completed from the existing spiral. A total of 30,150 tons of ore was shipped to third party plant facilities for processing in 2012 and 2013. This ore contained 7,915 ounces of gold, from which 6,834 ounces were recovered. The mine was placed on care and maintenance in June 2013 due to weak gold prices and insufficient development capital.

In June 2014, mining re-commenced at the Pinson Underground mine with one operating crew working four-days-per-week, 10-hours-per-day. The decision to commence mining was based on the need to test new mine designs, including long-hole stoping, to confirm resource modeling, and to offset holding costs for the site.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

In early October 2014, Atna successfully completed the first long-hole mining test at Pinson. A total of 1,745 tons of ore grading 0.451 ounce per ton of gold was produced from the 30-foot-high test stope. On the basis of this success, planning is underway to significantly increase production rates starting later this year. Average productivity per shift from the long-hole, once developed, was approximately 250 tons per shift, including the drill and blast cycle. Excellent wall-rock integrity in the first long-hole cut resulted in little over-break into the barren rock wall adjacent to the cut. Average waste-dilution in the cut was approximately 18 percent; and the bulk of the waste was removed by surface screening at minimal cost prior to ore shipment.

Pinson has entered into agreements to sell both oxide and refractory-sulfide ores to Newmont USA Limited’s Twin Creek’s metallurgical plants in relatively small lots. These sales contracts are valid through December 2015. Payable-ounces are based on a sliding-grade scale and gold recovery. Pinson has also maintained its processing agreement with Barrick for larger lots of sulfide ore.

Pinson entered into an agreement to license the operation of its assay-lab to Klondex Gold & Silver Mining Company, a subsidiary of Klondex Mines Ltd. Klondex performs assay work on samples from its nearby Midas Mine as well as assay work at cost for Pinson. This synergistic relationship benefits both companies.

Production statistics and operating costs are shown in the following table.

	Third	Second
Pinson Underground Production Statistics	Quarter 2014	Quarter 2014
Oxide Ore tons mined	3,270	350
Sulfide Ore tons mined	1,150	-
Total Ore tons mined	4,420	350
Oxide ore grade (oz/ton)	0.366	0.336
Sulfide ore grade (oz/ton)	0.430	-
Contained gold ounces mined	1,700	120
Payable gold ounces sold	520	70
Recoverable/Payable gold ounces in inventory	560	-
Cash cost per gold ounce sold ($/oz)	$1,382	$275
All-in sustaining cost (AISC) ($/oz)	$1,816	$2,419
Underground Mining cost - $/ore ton	$217	$55
Surface support cost - $/ore ton	$9	$0
G&A cost - $/ore ton	$21	$0
Total Direct Cost - $/ore ton	$247	$55

Note: Cash cost per gold ounce sold is a non-GAAP measure and is calculated utilizing Gold Institute Standards. AISC is also a non-GAAP measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of GAAP measures to these non-GAAP measures follows later in this section. Please see Briggs section for descriptions and definitions of these measures.

A total of 2,286 tons of ore containing 795 ounces of gold were sold to Newmont’s Twin Creeks plant while 4,420 tons of ore were mined in Third Quarter 2014. The difference between the tons mined and tons sold was due to the timing of ore shipments. Production at Pinson has continued to ramp-up from commencement of mining in June 2014. The average cash cost per gold ounce produced in the month of September was $760. This compares favorably to an average cash cost per gold ounce produced of $1,060 in Third Quarter 2014, primarily due to the commencement of long-hole stoping activities and a continued ramp-up of production in the month of September. Several quarters of additional production will be required to demonstrate sustainable long-term production costs for Pinson Underground.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The following schedule reconciles cost of sales to the cash cost and to AISC per gold ounce sold.

Nine Months Ended
September 30, 2014
Total cost of sales	$836,000
Less - mining related depreciation and amortization	(92,800)
Total cash cost of sales	$743,200
Payable ounces sold	595
Total cash cost per ounce sold	$1,249
Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$123
Accretion of Asset Retirement Obligation	$45
Sustaining exploration and property maintenance expenditures	$342
Sustaining capital expenditures	$129
All-in sustaining cost (AISC) per ounce sold	$1,888

Atna completed an NI 43-101 compliant Technical Report dated October 15, 2014 titled “Pinson Project, Preliminary Feasibility Study” that details resources and reserves for the Pinson Underground. The results of this study are summarized below.

Pinson Underground Summary

•	Criteria and grade shells used to develop the mineral resource model reflect tighter grade shell constraints and reduced projections along strike and down-dip to reflect experience gained during the mining campaign of 2012 to 2013.
•	Proven and Probable reserves contain 160,000 ounces at a grade of 0.403 oz/ton
•	4-year mine life with upside: a high resource to reserve conversion potential with infill drilling
•	Mining methods: Long-hole stoping with delayed fill, and underhand drift and fill
•	Gold Production: 30,000 to 45,000 ounces per year
•	Average cash cost: $658/oz; Average full cost: $767/oz
•	Sustaining capital: $14.3 million over 4 years
•	Pre-tax NPV @ 8% discount: $61 million at $1,300 per gold ounce
•	Project economics remain positive over a wide range of operating costs, capital costs and gold prices.

Practical Mining of Elko, Nevada completed the underground resources, mine plans, and economic costing for this report. A new resource model and mine design for the Pinson Underground project was developed based on all drill results and experience gained from previous development work. The criteria and grade shells used to develop the mineral resource model were modified to reflect the extent of mineralization encountered during the mining campaign of 2012 to 2013.

The principal zones of mineralization at Pinson are the Ogee (OG), Range Front (RF), Adams Peak (AP) and the CX. To date, ore has been developed and mined in the Pinson Underground only in the OG zone. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different types of processing for gold recovery. The Pinson Underground resources are summarized in the tables below. The CX resources within section 32 include only Atna’s 41.66% ownership interest.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Pinson Underground Mineral Resources by Area

		Measured			Indicated			Measured + Indicated				Inferred
Redox	Area	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz
	CX Section 32	0.3	0.449	0.1	24.6	0.360	8.9	25.0	0.361	9.0	49.1	0.346	17.0
	CX Excluding Section 32	0.0	0.000	0.0	98.8	0.317	31.3	98.8	0.317	31.3	192.5	0.297	57.2
	CX West	3.2	0.366	1.2	67.2	0.342	23.0	70.4	0.343	24.2	16.7	0.288	4.8
Oxide	Line Hole North	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	6.8	0.463	3.2
	Line Hole South	6.0	0.374	2.3	4.1	0.399	1.6	10.1	0.384	3.9	0.0	0.000	0.0
	Ogee	19.9	0.515	10.3	46.6	0.478	22.3	66.5	0.489	32.5	13.1	0.314	4.1
	Otto	1.3	0.352	0.5	3.8	0.302	1.2	5.2	0.315	1.6	1.5	0.310	0.5
	Range Front	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	86.6	0.631	54.7
	Subtotal Oxide	30.8	0.464	14.3	245.1	0.360	88.2	275.9	0.372	102.5	366.2	0.386	141.4
	Adams Peak	4.2	0.338	1.4	67.9	0.380	25.8	72.1	0.378	27.2	43.6	0.395	17.2
	CX Section 32	0.0	0.000	0.0	10.9	0.507	5.5	11.0	0.506	5.6	15.9	0.465	7.4
	CX Excluding Section 32	0.0	0.000	0.0	20.6	0.340	7.0	20.7	0.340	7.0	232.6	0.344	79.9
Sulfide	CX West	2.1	0.545	1.1	54.4	0.320	17.4	56.5	0.329	18.6	38.1	0.430	16.4
	Line Hole North	0.0	0.000	0.0	10.4	0.472	4.9	10.4	0.472	4.9	231.1	0.520	120.1
	Line Hole South	3.8	0.632	2.4	1.3	0.631	0.8	5.0	0.632	3.2	0.0	0.000	0.0

	Ogee	24.6	0.697	17.1	90.1	0.619	55.7	114.7	0.635	72.9	297.0	0.491	145.8
	Otto	4.3	0.351	1.5	83.2	0.493	41.0	87.5	0.486	42.5	69.8	0.457	31.9
	Range Front	0.0	0.000	0.0	152.9	0.409	62.6	152.9	0.409	62.6	377.7	0.372	140.5
	Subtotal Sulfide	39.0	0.605	23.6	491.7	0.449	220.8	530.7	0.461	244.4	1,305.7	0.428	559.3
	Total	67.7	0.543	37.9	736.9	0.419	309.1	806.6	0.43	346.9	1,671.9	0.419	700.7

Both the Underground mineral resources and proven and probable reserves disclosed, described and evaluated in the May 18, 2012 Technical Report on the property, are not deemed current by Atna and have been updated in the Technical Report dated October 15, 2014, with an effective date of June 30, 2014, based on mining experience and ground conditions present at the project. Using a $1,500 gold price to determine the cut-off grades, cut-off grades of 0.22 opt and 0.19 opt for oxide and refractory sulfide mineral resources, respectively, were used to estimate Pinson Underground mineral resources.

Pinson Underground Mineral Reserves

		Proven			Probable		Proven + Probable
Area	Ktons	Opt	Koz.	Ktons	opt	Koz.	Ktons	opt	Koz.
Adams Peak	4.4	0.230	1.0	52	0.353	18	56	0.344	19
CX West	2.8	0.233	0.7	4.7	0.348	1.6	7.5	0.305	2.3
Linehole South	7.4	0.357	2.6	2.3	0.399	0.9	9.6	0.367	3.5
Ogee	48	0.443	21	103	0.480	50	151	0.468	71
Otto	7.5	0.187	1.4	70	0.399	28	77	0.379	29
Range Front				95	0.367	35	95	0.367	35
Total	70	0.384	27	327	0.408	133	397	0.403	160

Note: Oxide and sulfide mineral reserves have been estimated at cutoff grades of 0.23 opt and 0.22 opt respectively using a gold price of $1,300 per ounce. Mineral Reserves include allowances for 5% mining losses and 10% unplanned dilution at zero grade.

Underground mining at Pinson consists of two primary mining methods: long-hole stoping with delayed backfill and underhand drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. Previous mining at Pinson was exclusively underhand drift and fill. The mine plan assumes a two-crew operation starting in the fourth quarter of 2014 with production

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

expanding thereafter to a maximum mining rate of 520 tons per day in 2016. Forecast production declines in 2017 with the depletion of known proven and probable reserves. Additional infill and step-out drilling from the underground workings will be required to convert additional resources to reserves and extend mine life. The four-year mine plan based on proven and probable reserves is shown in the following table.

	2014	2015	2016	2017	Total
Oxide Ore Mined (Ktons)	13	23	48	27	110
Grade (opt)	0.290	0.156	0.238	0.263	0.233
Contained Gold (koz)	3.6	3.5	11.5	7.1	25.7

Refractory Ore Mined (Ktons)	9	103	142	33	287
Grade (opt)	0.696	0.431	0.471	0.510	0.468
Contained Gold (koz)	6.1	44.4	67.0	17.0	134.4

Total Ore Mined (Ktons)	21	126	190	60	397
Grade (opt)	0.457	0.381	0.412	0.399	0.403
Contained Gold (koz)	9.7	47.9	78.5	24.0	160.1

Gold Sales (koz)	7.7	40.0	64.8	18.9	131.5

Stope Development Drift Ore (Ktons)	9	60	64	8	141
Mechanized Stope Ore Mined (Ktons)	12	65	121	52	251
Shrink Stope Ore Mined (Ktons)	-	-	6	-	6

Expensed Waste Mined (Ktons)	1	30	25	10	65

Primary Development Drifting (feet)	-	3,267	3,179	236	6,682
Secondary Development Drifting (feet)	-	1,053	547	40	1,640
Raise Development (feet)	-	247	142	186	575

The required infrastructure necessary to support the initially planned level of underground mining is currently in place. A contract with a qualified underground mining contractor is in place and a number of lots of oxide and refractory-sulfide ores have been sold to third-party processing facilities with favorable results. Capital expenditures and periods of time for training and ramp-up have been minimized by using a contractor. Future capital spending over the indicated mine life is largely limited to that required to develop 6,700 feet of the decline to access reserves below the current level of development between the 4600 level and the 4100 level.

Economic analysis of the Pinson Underground project, based on proven and probable reserves and a gold price of $1,300 per ounce, shows a net pre-tax Net Present Value (NPV) at an 8% discount rate of $61 million. The after-tax NPV at an 8% discount rate is $51.7 million. Federal income taxes were estimated on a project stand-alone basis using statutory tax rates and do not take into account loss-carryforwards, depreciation of acquisition costs, or the effect of corporate consolidation and overheads and may therefore overstate actual taxes payable. The Pinson Underground results are estimated on a stand-alone basis with no operating synergies being considered in combination with the Mag Pit project.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The financial results projected by the Study follow, inclusive of non-IFRS measures defined in the Study.

Calendar Year	Total	2014	2015	2016	2017
Pinson Underground Study’s
Projected Income Statement
($000’s)
Total Gold Sales (revenue)	170,971	10,051	52,039	84,253	24,628
Total Operating Cost	(71,922)	(4,045)	(23,464)	(33,261)	(11,152)
Royalties	(10,258)	(603)	(3,122)	(5,055)	(1,478)
Nevada Net Proceeds Tax	(4,352)	(270)	(1,254)	(2,263)	(564)
Total Cash Cost	(86,532)	(4,918)	(27,841)	(40,579)	(13,194)
EBITDA	84,439	5,133	24,198	43,673	11,434
Depreciation	(14,340)	0	(2,351)	(8,582)	(3,407)
Pre-Tax Income	70,099	5,133	21,847	35,091	8,027
Income Tax	(18,375)	(1,339)	(7,288)	(8,124)	(1,624)
Net Income	51,724	3,795	14,559	26,967	6,403

Cash Flow Statement (000's)
Net Income	51,724	3,795	14,559	26,967	6,403
Depreciation	14,340	0	2,351	8,582	3,407
Working Capital	0	(567)	(2,645)	(1,470)	3,160
Operating Cash Flow	66,064	3,227	14,265	34,079	12,970
Capital Costs
Capitalized Development	(13,740)	0	(6,870)	(5,972)	(899)
Mine Capital	(600)	0	(400)	(200)	0
Total Capital	(14,340)	0	(7,270)	(6,172)	(899)
Net Cash Flow	50,202	3,227	6,995	27,908	12,072
Cumulative Cash Flow		3,227	10,222	38,130	50,202

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Project economics remain positive with a wide range of variations in operating costs, capital costs and gold prices. Following is a table indicating sensitivities to possible changes.

	Variance	-40%	-20%	0%	20%	40%
Gold	NPV($M)	$7.1	$33.9	$60.7	$87.4	$114.2
Price	PI	1.56	3.66	5.76	7.87	9.97
Oper.	NPV($M)	$84.9	$72.8	$60.7	$48.6	$36.5
Costs	PI	7.66	6.71	5.76	4.81	3.86
Capital	NPV($M)	$65.7	$63.2	$60.7	$58.1	$55.6
Costs	PI	9.60	7.20	5.76	4.80	4.12

Notes:

1.	Profitability Index (PI) is the ratio of the present value of cash flows to investment.

2.	The internal rate of return is undefined when, as in this case, the cash flow is positive for all years of the project including in the first year.

Study recommendations for the Pinson Underground are to expand the current underground contract mining program from 4 shifts per week to a full-scale production schedule, to continue mining mineral reserves accessed by the existing development, and to resume development of the Pinson spiral in First Quarter 2015. Underground drilling will be required to convert additional resources to reserves to extend the mine life beyond that shown.

Pinson Underground is permitted to extract by underground mining up to 400,000 tons of ore per year for offsite processing and for the placement in waste dumps of approximately 1.0 million tons of material. Atna provided the State of Nevada with approximately $0.8 million of bonding to date and anticipates posting an additional $0.9 million of bonds in the near future, when requested to do so by appropriate regulators.

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

Reward is located in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. The leases and patented claims carry a 3 percent net smelter return ("NSR") royalty. In Third Quarter 2014, construction-level mine and waste-dump designs were completed for Reward.

Reward is planned to be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton open-pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. Loaded carbon will be processed at the Briggs Mine to produce a gold doré product. Additional project detail may be found in the annual report on Form 20-F.

In July 2012, the Company announced the results of a the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, PhD, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices from the 2012 study are shown in the following table.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9
C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

*	C2 cash cost includes all direct operating costs, royalties and severance taxes
**	C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million) Mine Production Rate: 6,500 ore tons per day Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months) Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency) Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Substantially all major permits required for mine development and operating activities have been received. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact approving the development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $6.2 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits have also been issued by the State of Nevada including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters.

The Company expects to commence construction of the Reward mine when sufficient financial resources are available to fund the development and working capital required. Once construction is commenced, a nine-month construction period is anticipated, with gold production commencing three months after construction is completed.

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Mag Pit project at Pinson

The Mag Pit deposit is adjacent to and separate from the Pinson Underground deposit. Pinson was previously operated as an open-pit mine that produced gold from oxide ores by heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits.

Atna completed an NI 43-101 compliant technical report dated October 15, 2014 titled “Pinson Project, Preliminary Feasibility Study” with an effective date of June 30, 2014, that details resources and reserves for the Mag Pit. A number of reputable firms and their Qualified Persons worked on the study. Golder Associates Inc. (Golder) of Lakewood, Colorado was the primary author of the report and was responsible for open pit and heap leach design and costing, and Golder takes overall responsibility for its content except as noted below. SGS-Metcon/KD Engineering of Tucson, Arizona was responsible for open pit metallurgy, crushing and recovery plant designs and for the cost estimates of those facilities. Open pit resources were estimated by Gustavson Associates of Lakewood, Colorado.

The Mag Pit resource is disseminated and near surface. It is suitable for exploitation by surface mining methods. The Mag Pit mineral resource, as previously reported in the May 18, 2012 Technical Report, is shown in the following table. The grade of mineralization shown reflects total contained gold ounces per ton (opt).

Mag Pit Mineral Resources

Open Pit Mineral Resource by Area, 0.010 opt Au Cutoff
	Measured			Indicated			Measured + Indicated			Inferred
	Tons	Gold Grade	Gold Ounces	Tons	Gold Grade	Gold Ounces	Tons	Gold Grade	Gold Ounces	Tons	Gold Grade	Gold Ounces
Zone	(1,000)	(opt)	(1,000)	(1,000)	(opt)	(1,000)	(1,000)	(opt)	(1,000)	(1,000)	(opt)	(1,000)
Mag Pit	20,631	0.034	711	2,704	0.074	201	23,335	0.039	912	533	0.038	20
South Zone	528	0.040	21	1,604	0.030	49	2,131	0.033	70	291	0.028	8
Total	21,159	0.035	732	4,307	0.058	250	25,466	0.039	982	824	0.034	28

The life-of-mine reserves for the open pit, as shown in the following table, are based on a gold price of $1,250. Mine reserves are calculated at an internal cyanide-soluble gold cutoff grade of 0.0064 opt. Cyanide soluble gold grade (AuCN), versus total gold grade, was utilized to drive the reserve estimate for the Mag Pit due to the presence of refractory sulfide, non-heap-leach-recoverable gold mineralization in the resource.

Mag Pit Mineral Reserves

Reserve Summary at 0.0064 opt AuCN Cutoff (Imperial)
		Proven			Probable			Proven + Probable
Zone		Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade (opt)
Mag Pit	Au	250,579	6,323	0.0396	72,065	837	0.0861	322,644	7,160	0.0451
Mag Pit	AuCN	140,554	6,323	0.0222	43,047	837	0.0514	183,600	7,160	0.0256

Note: Grade reported in both total gold grade (Au) & heap leach recoverable gold (AuCN)

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The reserves are currently constrained by the limits of private fee-owned property that contain portions of the Mag Pit mineralization zones within Sections 33 and 28 of the property. Potential to develop additional mineralized resources exists outside of these constraints. This potential development would require pit expansion beyond the limits of the private fee-owned lands onto federal lands and is not under consideration at this time. An additional study is recommended to evaluate the potential to develop these resources.

The mining method proposed for the Mag Pit consists of traditional drill and blast operations followed by loading rear-dump haul trucks for ore transport to the crushing plant and the waste rock storage facilities. A fleet of 100-ton haul trucks and 16 cubic-yard wheel loaders will be utilized. The mining fleet has been selected to match the mine plan’s targeted production rate of 1.5 million ore tons per year. The proposed mining schedule employs two ten-hour shifts per day, seven days per week. This study assumes that new mining equipment is purchased and mining is conducted by Atna employees.

Metallurgical test work supports the processing of the Mag Pit ores by crushing, heap leaching, with metal recovery by carbon adsorption, desorption, and electrowinning. The development plan for the Mag Pit envisions two-stage crushing and recovery by heap leaching and gold recovery in an ADR plant.

The Mag Pit mine is projected to have a life of 6 years with a payback of 4.4 years at a gold price of $1,300 per ounce. The project’s expected cash-operating cost is estimated to be $627 per ounce of gold. The cash flow assumes that all equipment, including mining equipment, is purchased outright versus being financed over time or purchased used, the latter less capital intensive options being more likely. Contract mining was not reviewed as an option, but, due to the relatively short project life, would likely improve economic returns and reduce up-front capital costs. Additionally, the leaching of run-of-mine ore, the recovery method historically used at Pinson, may also be a viable option for reducing capital and operating costs and increasing overall returns, relative to the two-stage crushing operation assumed in the Study.

Economic analysis of the Mag Pit project, at a gold price of $1,300 per oz shows a pre-income tax Net Present Value at 8% (NPV8) of $28.1 million, after inclusion of the Nevada Net Proceeds tax, using a 0.0064 opt cyanide soluble cutoff grade. This yields an internal rate of return of 19.5%. These results are estimated on a stand-alone basis with no operating synergies assumed with the Pinson Underground mine.

The capital and operating cost estimates for the Mag Pit project have been developed assuming that it is developed and mined by Atna. Given the project’s short mine life, the plan calls for minimal sustaining capital. The estimated equipment salvage value (US$11.6M) is included in the cash flow analysis shown below.

Summary of Estimated Open Pit Capital Costs (US$)

Item	Total
Open Pit Mine Capital (Initial and sustaining)	$25,657,274
Surface Facilities (Heap Leach Facility and Shop)	$9,788,000
Processing Equipment, Leach Pad, & Facilities	$30,160,960
Misc: Bonding Cost	$1,273,000
Total	$66,879,234

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Annual operating cash flows using a gold price of $1,300 per ounce are shown in the following table, inclusive of non-IFRS measures defined in the Study.

Mag Pit Estimated Yearly Production and Cash Flow Summary ($000s)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL

Production Statistics
Waste Tons Mined (000s tons)	11,965	8,528	7,561	1,355	558	96	30,064
Ore Tons Mined (000s tons)	391	1,547	1,474	1,540	1,531	678	7,160
Ore Tons Processed (000s tons)	380	1,521	1,510	1,521	1,521	707	7,160
Au Oz’s Mined (Ounces)	5,519	39,198	27,314	41,166	46,412	23,991	183,601
Au Oz’s Sold (Ounces)	4,195	31,115	30,166	37,842	45,153	35,130	183,601
Cumulative Oz’s Sold (Ounces)	4,195	35,310	65,476	103,318	148,471	183,601	183,601
GROSS SALES REVENUE ($000) @ $1,300/oz	$5,453	$40,450	$39,216	$49,194	$58,699	$45,669	$238,681
Selling Costs @ $ 1.57/oz ($000)	$7	$49	$47	$59	$71	$55	$288
NET SALES REVENUE ($000)	$5,446	$40,401	$39,169	$49,135	$58,628	$45,614	$238,393
Cash Production Costs ($000)
Direct Operating Costs	$14,031	$22,675	$23,168	$16,881	$15,962	$8,031	$100,748
Mine Indirect Costs	$1,365	$1,362	$1,359	$1,224	$1,171	$1,164	$7,644
Royalties	$138	$848	$609	$1,312	$2,274	$1,403	$6,583
TOTAL CASH COSTS ($000)	$15,534	$24,885	$25,136	$19,416	$19,406	$10,598	$114,976
Cash Cost Per Au oz ($/oz)	$2,814	$635	$920	$472	$418	$442	$626
EBITDA ($000)	($10,087)	$15,515	$14,033	$29,719	$39,221	$35,016	$123,417
EBITDA Per Au Oz ($/oz)	($1,828)	$396	$514	$722	$845	$1,460	$672
Capital Expenditures ($000)	$66,521	$0	$0	($4,461)	($502)	($6,309)	$55,248
Nevada Net Proceeds Taxes ($000)	$7	$439	$353	$1,173	$1,679	$1,441	$5,092
NET-PRE INCOME TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,313	$38,045	$39,885	$63,078
Pre-Tax Cash Flow Cumulative ($000)	($76,615)	($61,538)	($47,859)	($14,852)	$23,193	$63,078	$63,078

Federal Income Tax	$0	$0	$0	($836)	($5,806)	($8,319)	($14,960)

NET AFTER TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,171	$32,239	$31,566	$48,117

NPV PRE-TAX ($000) = $28,133 at 8% – IRR = 19.5%
NPV AFTER-TAX ($000) = $18,325 at 8% - IRR = 16%

Mag Pit Project Economic Summary

Gold Price $/oz	$1,300
Total Au Ozs	183,600
Pre-Tax NPV 8%	$28,133,000
After-Tax NPV 8%	$18,325,000
Pre-Tax IRR	19.5%
Pre-Tax Payback (yrs)	4.4
Cash Cost/Oz	$627

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The following table shows the results of ±10 percent changes in gold price, operating expenditures, and capital expenditure assumptions. It is apparent that the NPV is more sensitive to sales price than to capital or operating cost changes.

Open Pit Sensitivity Analysis for Price, OPEX, CAPEX ($000s)

	Pre-Tax NPV	Pre-Tax NPV	Pre-Tax NPV
%Change	@ 5%	@ 8%	@10%

Gold Price
-10%	20,726	11,551	6,327
0%	39,252	28,133	21,768
+10%	57,926	44,854	37,343
Operating Cost
-10%	48,535	36,643	29,817
0%	39,252	28,133	21,768
+10%	29,968	19,623	13,720
Capital Cost
-10%	44,710	33,533	27,124
0%	39,252	28,133	21,768
+10%	33,794	22,733	16,413

Submitting Mine-Plan-of-Operations is the next step required to commence the permitting process for the Mag Pit. This Study provides the basis for that next step.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a modern commercial mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary economic assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work, however, justifies the funding of a feasibility level study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam. Additional project detail may be found in the annual report on Form 20-F.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.

•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Both rougher and cleaner floatation circuits were utilized. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations”. Submission of this work will initiate the formal permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property.

Logging operations and timber sales were conducted at Columbia, and all remaining accessible timber on the property was harvested during the summer season of 2014. Ongoing technical mining work on the property is currently limited to base-line environmental data collection.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil R Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101.

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In early 2014, a scoping level economic study was completed on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional drilling and technical work will be required to advance this project to ore reserve status and readiness for the permitting process. The Cecil R open-pit project may be required to comply with the California Backfill Regulation and be permitted as a stand-alone project.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

OTHER PROPERTIES

The table below lists and summarizes Atna’s other properties.

Summary of Other Properties at September 30, 2014
Name	Location	Brief Description	Status
Clover	North-Central Nevada	Gold prospect; 169 unpatented lode claims	Seeking JV partner

Sand Creek Uranium Joint Venture	S.E. of Douglas, Wyoming	~60.1% interest in uranium prospect; ~92,000 acres	Under JV

Montana Mineral Rights	Western Montana	Many mineral occurances including gold, silver,	Subdividing for JV's
		copper, barite, & phosphate; ~830,000 acres	or sale

Blue Bird Prospect	Granite County, Montana	Copper-silver prospect; 6 unpatented claims	Seeking JV partner

Wolf Prospect	S.E. Yukon	65.6% interest in polymetallic prospect	Seeking JV partner

Ecstall Prospect	British Columbia	Polymetallic prospect	Seeking JV partner

Properties are as described in the annual report on Form 20-F, except as discussed in this section. In March 2014, the Company closed the sale of 26,689 acres of mineral rights in Missoula and Granite Counties to Kennecott Exploration Company (KEX) for $300,000. CR Montana Corporation, an Atna subsidiary, retained a 1.5 percent NSR royalty on the purchased rights. In Second Quarter 2014, the Company sold an additional 640 acres of Montana Mineral Rights to a third party; the Supplemental Agreement with Uranium One in relation to the Sand Creek Uranium Joint Venture was extended to December 31, 2014; and the claim position in relation to the Clover project was reduced from 255 unpatented lode claims to 169 unpatented lode claims.

RECLAMATION PROPERTY – Kendall, Montana

The Kendall property and reclamation activities remain largely as discussed in the annual report on Form 20-F. 100 acres of land at Kendall were sold for $0.1 million in First Quarter 2014. In October 2014, Atna was advised that the Montana Department of Environmental Quality (MDEQ) has reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and has determined that the amendment application is complete and complies with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ has issued a draft permit amendment. The MDEQ has prepared a request-for-proposal to retain a contractor to write the environmental analysis for the draft and final Environmental Impact Study to support the final closure plan. All facilities required to implement the proposed Plan, consisting primarily of long-term water treatment facilities, are in place. Leach pad capping and surface reclamation and re-vegetation of the site were already substantially completed.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as of reported dates indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, and the Company's Vice President Exploration, a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	3,380	0.020	69,013
Probable	3,582	0.021	75,264

Briggs reserves	6,962	0.021	144,277

Reward (2) - 100% Atna
Proven	3,293	0.025	83,049
Probable	7,438	0.022	166,466
Reward reserves	10,731	0.023	249,516

Pinson Underground (3) - 100% Atna
Proven	70	0.384	27,000
Probable	327	0.408	133,000
Pinson Underground reserves	396	0.404	160,000

Pinson Open Pit (4) - 100% Atna
Proven	6,323	0.040	250,579
Probable	837	0.086	72,065
Pinson Open Pit reserves	7,159	0.045	322,644

Total Reserves	25,248	0.035	876,437

(1)	Briggs mineral reserve summary is based on a 0.0069 oz/ton gold incremental leach cut-off grade calculated using $1,300 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., former V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled by Mr. Read for mine production in 2013 and is current as of December 31, 2013.

(2)	Reward mineral reserve is current as of December 31, 2013, using a >$0.01 net incremental value and $1,300 per ounce gold price, and is supported by the Reward Report filed on SEDAR on July 9, 2012. The reserves have been updated using the 12/31/2013 block model by Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC.

(3)	The Pinson Underground and Mag Pit reserves are supported by the technical report titled “NI 43-101 Technical Report Pinson Project Preliminary Feasibility Study, Humboldt County, Nevada” dated October 15, 2014 with an effective date of June 30, 2014 and filed on SEDAR on October 17, 2014. The Technical Report’s lead author was Richard E. Kiel, P.E., with Golder Associates, Inc. of Lakewood, Colorado in association with a number of other Qualified Persons contributing their expertise to the study. Underground cut-off grade used for the reserves is 0.231 opt for sulfide and 0.225 opt for oxide and $1,300 per ounce gold price. Mag Pit reserves were calculated at a 0.0064 opt cyanide soluble gold cut-off and $1,250 per ounce gold price.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (2)	10,208	0.021	217,100
Reward - 100% (3)	4,819	0.022	105,500
Pinson - Underground 100% (4)	70	0.543	37,900
Pinson - Open pit 100% (4)	21,159	0.035	732,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R-100% (6)	858	0.024	20,800

Total measured	42,484	0.032	1,367,700

Indicated
Briggs - 100% (2)	17,546	0.019	336,600
Reward - 100% (3)	15,474	0.018	282,400
Pinson - Underground 100% (4)	737	0.419	309,100
Pinson - Open pit 100% (4)	4,307	0.058	249,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R-100% (6)	2,382	0.022	52,700

Total indicated	51,740	0.033	1,717,700

Measured & indicated
Briggs - 100% (1)	27,754	0.020	553,700
Reward - 100% (2)	20,294	0.019	387,900
Pinson - Underground 100% (3,4)	807	0.430	346,900
Pinson - Open pit 100% (3,4)	25,466	0.039	981,700
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R-100% (6)	3,240	0.023	73,500

Total measured & indicated	94,225	0.033	3,085,400

Inferred
Briggs - 100% (2)	12,285	0.018	218,600
Reward - 100% (3)	7,071	0.015	106,400
Pinson - Underground 100% (4)	1,672	0.419	700,700
Pinson - Open pit 100% (4)	824	0.034	28,300
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R-100% (6)	5,144	0.019	99,400

Total inferred	37,701	0.043	1,607,000

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400
Total measured & indicated	16,665	0.128	2,135,500
Total inferred	10,705	0.097	1,035,800

(1)	Mineral Resources for Briggs, Reward and Pinson – Underground and Open Pit include Proven and Probable Reserves

(2)	NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2013 production and other changes during production.

(3)	NI 43-101 Technical Report Reward Gold Project, dated June 29, 2012; Resource updated to include 2013 drilling by Robert Sandefur of Chlumsky, Armbrust & Meyer LLC using a 0.006 oz/ton gold cut-off grade and $1,300 per ounce gold price.

(4)	NI 43-101 Technical Report, dated October 15, 2014, released on SEDAR on October 17, 2014, and having an effective date of June 30, 2014: using 0.20 oz/ton cut-off (underground) and 0.010 oz/ton cut-off (open pit).

(5)	NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 oz/ton gold cut-off.

(6)	NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 oz/ton gold cut-off.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Sep-14	Jun-14	Mar-14	Dec-13
Revenues, gold and by-product sales	$10,085,500	$10,810,900	$9,796,800	$10,699,000
Percent change from previous quarter	-7%	10%	-8%	-11%
Percent change from prior period	-16%	10%	-22%	-35%
Average gold price per ounce sold	$1,285	$1,297	$1,253	$1,310
Percent change from previous quarter	-1%	4%	-4%	0%
Percent change from prior period	-2%	-10%	-23%	-24%
Gold ounces sold	7,799	8,301	7,770	8,115
Percent change from previous quarter	-6%	7%	-4%	-11%
Percent change from prior period	-15%	23%	1%	-15%
Cost of sales, excluding depreciation & fair-value Adj.	$8,353,300	$8,760,600	$8,126,300	$7,996,500
Percent change from previous quarter	-5%	8%	2%	-12%
Percent change from prior period	-8%	14%	-4%	-22%
Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$1,071	$1,055	$1,046	$985
Percent change from previous quarter	1%	1%	6%	-1%
Percent change from prior period	8%	-7%	-5%	-8%
Inventory fair-value write-down (recovery) to net realizable value	$868,100	$(77,300)	$340,700	$1,830,100
(Recovery) Impairment of non-current assets	$-	$-	$(75,500)	$33,090,100
Depreciation and amortization, cost of sales	$2,080,500	$2,001,800	$1,704,500	$2,279,600
Depreciation and amortization, cost of sales, per Oz sold	$267	$241	$219	$281
General & administrative expense, including depreciation	$736,000	$1,079,300	$1,086,800	$1,229,900
Exploration and property-maintenance expenses	$(230,800)	$575,800	$545,100	$567,000
Site restoration recovery	$-	$-	$-	$(568,600)
Interest expense	$(1,196,400)	$(1,164,900)	$(1,329,300)	$(2,139,000)
Realized and unrealized gain (loss) on derivatives	$4,400	$(69,800)	$50,900	$89,700
Other income (expense) not listed above	$91,700	$(284,200)	$2,353,100	$221,300
Income tax expense, net	$-	$-	$-	$(10,604,700)
Net loss after income tax for the quarter	$(2,933,400)	$(3,048,200)	$(856,400)	$(48,167,300)
Basic loss per share	$(0.01)	$(0.02)	$-	$(0.25)

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Results for Quarter ended	Sep-13	Jun-13	Mar-13	Dec-12
Revenues, gold and by-product sales	$12,030,500	$9,784,200	$12,521,400	$16,494,500
Percent change from previous quarter	23%	-22%	-24%	16%
Percent change from prior period	-15%	-26%	-21%	16%
Average gold price per ounce sold	$1,308	$1,436	$1,625	$1,714
Percent change from previous quarter	-9%	-12%	-5%	4%
Percent change from prior period	-21%	-11%	-3%	2%
Gold ounces sold	9,147	6,775	7,700	9,600
Percent change from previous quarter	35%	-12%	-20%	12%
Percent change from prior period	6%	-16%	-18%	14%
Cost of sales, excluding depreciation	$9,096,800	$7,714,900	$8,491,600	$10,253,900
Percent change from previous quarter	18%	-9%	-17%	14%
Percent change from prior period	1%	1%	-1%	29%
Cost of sales, excluding depreciation, per ounce sold	$995	$1,139	$1,103	$1,068
Percent change from previous quarter	-13%	3%	3%	11%
Percent change from prior period	-5%	21%	20%	13%
Inventory fair-value (recovery) write-down to net realizable value	$(600,900)	$1,366,400	$-	$-
Depreciation and amortization, cost of sales	$1,525,800	$1,582,700	$1,627,000	$2,111,900
Depreciation and amortization, cost of sales, per Oz sold	$167	$234	$211	$220
General & administrative expense, including depreciation	$1,273,400	$1,174,400	$1,337,900	$1,688,000
Exploration and care and maintenance expenses	$748,000	$204,000	$308,100	$529,500
Site restoration expense	$-	$-	$-	$392,800
Interest expense	$(992,600)	$(211,100)	$(102,900)	$(145,400)
Realized and unrealized (loss) gain on derivatives	$(189,700)	$811,900	$171,900	$367,300
Other income (expense) not listed above	$23,000	$(111,000)	$85,800	$(84,400)
Income tax benefit (expense), net	$-	$669,900	$(93,500)	$632,100
Net (loss) income after income tax for the quarter	$(1,171,900)	$(1,098,500)	$818,200	$2,288,000
Basic (loss) income per share	$(0.01)	$(0.01)	$0.01	$0.02

The Company’s financial results are not significantly impacted by seasonality. Quarterly expenses and income vary depending on the tons of ore mined and processed; ore grades; stripping ratios; diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and outside services including contract mining services. As a capital intensive business, principal outlays and interest expense are also significant costs. Competition for experienced mining personnel continues to be an issue and has been a factor in increasing the costs of doing business. Fuel cost is a significant cost factor at Briggs. In the first nine months of 2014 and the full years 2013 and 2012, diesel fuel represented approximately 25 percent, 22 percent, and 21 percent of Briggs “Cost of sales, excluding depreciation”, respectively.

Gold price trends indicated above reflect global market conditions. Average gold prices decreased in the second and third quarters of 2013 and have been in the relatively narrow range of $1,253 to $1,310 per ounce within the

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

last five quarters. Ounces sold relate directly to operating capacity and production. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs costs are discussed above under “Briggs Mine, California” for the Company’s operating property.

Changes in the total cost of sales, excluding depreciation, by quarter have been generally consistent with changes in the ounces sold. Gold ounces sold decreased 6 percent between Third Quarter 2014 and Second Quarter 2014. The average cost per gold ounce sold increased only marginally, 1 percent, in Third Quarter 2014 and in Second Quarter 2014. The average cost per gold ounce increased 6 percent in First Quarter 2014 as fixed costs and slight increases in maintenance and other operating costs were spread over fewer ounces sold than in Fourth Quarter 2013. The Goldtooth South pit has a higher stripping ratio and involves longer haul-cycles than does the Briggs Main pit, causing increased mining costs, partially offset by higher average ore grades. The Goldtooth South pit was a principal source of ore in the five quarters ended September 30, 2014. The average cost per gold ounce declined significantly in both the third and fourth quarters of 2013 due to increased ore production and lower stripping ratios. A focus on stripping of the Goldtooth South pit caused costs per gold ounce to be at a relatively high level late in Fourth Quarter 2012 and through Second Quarter 2013.

In each of the last six quarters, the Company adjusted inventory to its net realizable value less estimated costs to complete the inventory, resulting in recoveries of $0.1 million in Second Quarter 2014 and $0.6 million in Third Quarter 2013 and resulting in write-downs in Third Quarter 2014, First Quarter 2014, Fourth Quarter 2013, and Second Quarter 2013 of $0.9 million, $0.3 million, $1.8 million, and $1.4 million, respectively.

As the aforementioned write-downs of inventory to net realizable value less estimated costs-to-complete were recognized as expenses prior to the inventory being sold, the depreciation expense component of cost of sales in periods following the write-downs was lower than it otherwise would have been. Without these adjustments, depreciation and amortization per unit would have been as follows.

Results for Quarter ended	Sep-14	Jun-14	Mar-14	Dec-13	Sep-13
As reported --
Depreciation and amortization, cost of sales	$2,080,500	$2,001,800	$1,704,500	$2,279,600	$1,525,800
Depreciation and amortization, cost of sales, per Oz sold	$267	$241	$219	$281	$167
Pro-forma, without prior-quarters' write-downs in inventory values --
Depreciation and amortization, cost of sales	$2,361,200	$2,580,600	$2,373,900	$2,279,600	$2,291,300
Depreciation and amortization, cost of sales, per Oz sold	$303	$311	$305	$281	$250

Total depreciation expense, unadjusted by inventory write-downs, decreased in Third Quarter 2014 due both to fewer ounces of gold being produced and due depreciation rates exceeding replacement rates for sustaining capital. Total depreciation expense and capital-depreciation per ounce, unadjusted by inventory write-downs, steadily increased over the four quarters ended June 30, 2014.

In 2013, the Company recognized $33.1 million of impairments against long-lived, non-operating properties in various stages of development. $0.1 million of this was reversed in First Quarter 2014 upon the sale of a portion of land at the Kendall property. Please see footnotes to the December 31, 2013 financial statements for a complete description of the impairments.

General and administrative (G&A) expenses decreased to $0.7 million in Third Quarter 2014, a decrease of 14 percent to the “running rate” in the prior quarter, due to continued tight controls over spending and cost reductions. G&A expenses in Second Quarter 2014 included a “one-off” charge of $0.2 million for accrual of an NOV penalty at Briggs, and would have been $0.9 million without this charge. G&A expenses declined to $1.1

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

million in each of the first and second quarters of 2014 as the result of cost-reduction measures. G&A expenses were relatively consistent between quarters in 2013. G&A expenses were higher in Fourth Quarter 2012 than in later quarters, a total of $1.7 million, principally due to equity compensation and Company-wide bonuses granted or paid in that quarter.

Exploration and property-maintenance expenses vary directly with projects undertaken and the degree of certainty of future benefit. In Third Quarter 2014, $0.3 million of ‘exploration’ expenses associated with Pinson mine pre-feasibility studies were capitalized upon the successful completion of those studies, resulting in exploration and property-maintenance recoveries in the quarter being $0.2 million. With Pinson Underground re-commencing operations in late June of 2014, Third Quarter 2014 property-maintenance expenses were minimal. In the first and second quarters of 2014, a pre-feasibility study was underway for the Mag Pit project at Pinson, and Pinson Underground property-maintenance expenses were incurred. In the third and fourth quarters of 2013, leaching tests and geological and pre-feasibility studies were being conducted for the Mag Pit at Pinson, and Pinson Underground was recognizing care and maintenance expenses after being placed on this status in June of 2013. Fourth Quarter 2012 exploration expenses were principally for drilling at Briggs.

The Company decreased its estimate for future reclamation costs to be incurred for the Briggs mine and decreased the provision for that and other reclamation work by a net $0.6 million in Fourth Quarter 2013. In Fourth Quarter 2012, the Company recognized an increase in the estimate for future reclamation costs, principally at Kendall, and recognized a net provision of $0.4 million.

Interest expense was consistently between $1.2 million and $1.3 million in the third, second, and first quarters of 2014, principally being incurred or imputed on the Waterton Note undertaken in January 2014. Interest expense also includes accretion of asset retirement obligations, loan discount-fee amortization, and interest for equipment financing. In Fourth Quarter 2013, $1.1 million of loan-amendment fees, related to the Sprott note replaced in January of 2014, was written-off as interest expense, adding to the $1.0 million of interest expense otherwise recognized that quarter. When Pinson Underground was placed on care and maintenance at the end of June 2013, interest incurred began to be expensed, increasing interest expense to $1.0 million in Third Quarter 2013. Interest expense was trending down through and including the Second Quarter 2013 as debt was being reduced and interest on new debt, associated with the acquisition and development of Pinson Underground, was instead capitalized. When debt, including existing general corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project.

Realized and unrealized gains and losses on derivatives prior to December 31, 2013 relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds, which were retired in December of 2013. Unrealized gains and loss on derivatives in 2014 resulted from mark-to-market accounting for open forward sales at the quarter-ends.

Income tax benefits and expenses recorded relate to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses (NOL’s). During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. Until the timing and magnitude of future taxable profits became clearer, the Company determined that there was not a sufficient probability that future taxable profits would be available to utilize tax loss carryforwards and deductible temporary differences.

Results of Operations – Third Quarter 2014 versus Third Quarter 2013

Atna recognized a net loss of $2.9 million, $(0.01) per basic share for the Third Quarter 2014. These quarterly results compare to a net loss of $1.2 million, ($0.01) per basic share, for the Third Quarter 2013. Significant elements of the $1.7 million additional loss between the two quarters are presented below. A decrease in revenues following principally from a decrease in gold production at Briggs figured most prominently.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	Gold and silver revenues decreased $1.9 million, or 16 percent, to $10.1 million in the Third Quarter 2014 compared to the Third Quarter 2013. The gold ounces sold decreased from 9,147 ounces to 7,799 ounces, inclusive of 523 payable ounces sold by Pinson, overall a decrease of 15 percent. The average price realized per gold ounce sold decreased from $1,308 to $1,285, a 2 percent decrease. Decreased ounces produced and sold in Third Quarter 2014 reflect the fewer number of ore tons located in the lower benches of the Goldtooth pit at the Briggs mine.

•	Cost of sales, excluding depreciation and adjustments to inventory valuations, was $8.4 million in Third Quarter 2014 and $9.1 million in Third Quarter 2013, a decrease of $0.7 million and 8 percent. Ounces sold decreased 15 percent, so approximately a net 7 percent increase relates to increased per unit costs. Total operating costs and the total tons mined changed little between the two quarters, so the increase in per unit costs is attributable to the fewer number of ore tons located in the lower benches of the Goldtooth pit and the effects of operating leverage, i.e. spreading fixed costs over lower volumes of production.

•	In Third Quarter 2014, a write-down of Briggs inventory value to net realizable value less estimated costs of completion resulted in recognition of an expense of $0.9 million. The adjustment was based on the gold price at the end of Third Quarter 2014 of $1,217 per ounce of gold. In Third Quarter 2013, $0.6 million of prior write-downs of Briggs inventory value to net realizable value less estimated costs of completion was recognized as recovered. This adjustment was based on the quarter-end gold price of $1,327 per ounce of gold.

•	Depreciation and amortization cost of sales, increased $0.6 million in Third Quarter 2014 relative to Third Quarter 2013. However, please see the discussion regarding the impact of adjustments to inventory values upon depreciation expense in the “Summary of Quarterly Results” section above, and note that unadjusted total depreciation increased $0.1 million.

•	General and administrative expenses declined $0.5 million to $0.7 million in Third Quarter 2014 relative to Third Quarter 2013. This reflects cost reductions undertaken.

•	Exploration recoveries of $0.2 million were recognized in Third Quarter 2014 when $0.3 million of costs for successful studies at Pinson were capitalized. Exploration expenses were minimal, with no significant projects undertaken, in Third Quarter 2013.

•	Property maintenance expense decreased $0.6 million to $0.1 million in Third Quarter 2014 as Pinson Underground operations re-commenced in late June of 2014 while in Third Quarter 2013, Pinson Underground was transitioning to a care and maintenance status.

•	Interest expense increased $0.2 million to $1.2 million in the Third Quarter 2014, principally as effective interest rates, the amortization of loan discounts, and the amount of debt increased when the Waterton note was undertaken in late January of 2014. Interest paid in cash in Third Quarter 2014 was $0.7 million whereas it was $0.6 million in Third Quarter 2013.

•	In Third Quarter 2013, realized and unrealized losses aggregating $0.2 million were recognized for the embedded derivatives in the 2009 Gold Bonds. These bonds were retired in December 2013.

As of September 30, 2014, cash and cash equivalents were $0.6 million, little changed since June 30, 2014. The significant elements underlying net cash flows in Third Quarter 2014 are presented below with comparisons to cash flows in Third Quarter 2013.

•	Net cash provided by operating activities in Third Quarter 2014 was $2.7 million, inclusive of $2.0 million provided through a decrease in working capital, principally decreases in inventory and prepaids and an increase in trade payables. Net cash used in operating activities in Third Quarter 2013 was $0.1 million, inclusive of a $0.5 million increase in working capital, the net impact principally of a $1.4 million decrease in trade payables and a $0.9 million decrease in inventory. Exclusive of working capital changes, cash flows from operating activities increased $0.3 million. Decreases in revenues resulting from fewer ounces being mined and produced were more than offset with cost reductions.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	Net cash used for investing activities in Third Quarter 2014 was $3.7 million and in Third Quarter 2013 was $2.5 million. Significant components of these cash flows are noted below.

1.	$3.2 million was spent for stripping of the North Main pit, $0.2 million was spent for equipment at Briggs, and $0.3 million was spent on Mag Pit studies in Third Quarter 2014. $2.6 million was spent on mine development at Pinson and Briggs in Third Quarter 2013. Of the $2.6 million, approximately $2.1 million was spent at Pinson and approximately $0.6 million was spent at Briggs.

2.	$1.2 million of pre-production gold sales from Pinson Underground were netted with capital development in Third Quarter 2013, but sales of $0.7 million by Pinson Underground in Third Quarter 2014 were recognized as operating revenue.

3.	Briggs expended nothing on stripping activity assets in Third Quarter 2014 and $0.6 million on stripping activity assets in Third Quarter 2013. These relate to production stripping within active pits and not to pre-stripping of new pits recognized as development.

4.	Cash-collateral of $1.7 million held in connection with outstanding reclamation bonds was refunded to the Company in Second Quarter 2013, but $1.1 million of this was deposited in a trust with a new surety in Third Quarter 2013. There were no similar refunds or deposits in Third Quarter 2014.

5.	Proceeds from the sales of assets and investments were immaterial in Third Quarter 2014 and totaled $0.6 million in Third Quarter 2013 when surplus equipment was sold.

•	Net cash provided by financing activities in Third Quarter 2014 was $1.0 million, and in Third Quarter 2013 was $3.3 million. Significant elements of these financing cash flows are noted below.

1.	In both quarters, private placements of common stock occurred, providing net cash of $1.8 million in Third Quarter 2014 and $5.3 million in Third Quarter 2013.

2.	Repayments of equipment financing notes used $0.4 million in Third Quarter 2014 and $0.3 million in Third Quarter 2013.

3.	The 2009 Gold Bonds were retired in 2013, so there was no payment for these in Third Quarter 2014 and $0.9 million was paid in Third Quarter 2013.

4.	Payments servicing financing leases used $0.4 million in Third Quarter 2014 and $0.7 million in Third Quarter 2013.

Results of Operations – First Three Quarters 2014 versus First Three Quarters 2013

Atna recognized a net loss of $6.8 million, $(0.03) per basic share for the First Three Quarters 2014. These results compare to a net loss of $1.5 million, ($0.01) per basic share, for the First Three Quarters 2013. Significant elements of the $5.3 million increase in the net loss between the two periods are presented below. A decrease in gold prices, increased interest expense (interest having largely been capitalized in First Half 2013), realization of a foreign exchange gain, increased depreciation expense, and the absences of an unrealized gain on derivatives and of a tax benefit, recognized in First Three Quarters 2013, figured most prominently.

•	Gold and silver revenues decreased $3.6 million, or 11 percent, to $30.7 million in the First Three Quarters 2014 compared to the First Three Quarters 2013 with the gold ounces sold increasing from 23,570 ounces to 23,870 ounces, a 1 percent increase, and the average price realized per gold ounce sold decreasing from $1,448 to $1,278, a 12 percent decrease. The difference in price times the 23,570 ounces sold in First Three Quarters 2013 yields a $4.0 million decline in revenue and income due to price.

•	Cost of sales, excluding depreciation and excluding adjustments to inventory valuations, was $25.2 million in First Three Quarters 2014 and $25.3 million in First Three Quarters 2013, a decrease of $0.1 million, less than 1 percent. Ounces sold increased 1 percent, so there was a negligible change in the average net unit costs. Operating leverage, spreading fixed costs over varying levels of production, had an impact in both periods.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	Depreciation and amortization cost of sales, increased $1.1 million, 22 percent, in First Three Quarters 2014 relative to First Three Quarters 2013. Please see the discussion regarding the impact of adjustments to inventory values upon depreciation expense in the “Summary of Quarterly Results” section above. Without the inventory adjustments, the increase in depreciation expense would have been greater. The relative increase in depreciation exceeded the relative change in ounces sold due to a higher basis in historic-capital per reserve-ounce at Briggs. Specifically, depreciation of pre-stripping costs for the Goldtooth pit, haul trucks acquired in 2013, and equipment rebuilds in 2013 and 2014 increased depreciation expense per ounce produced.

•	In First Three Quarters 2014 and 2013, Briggs inventory was written-down to net realizable value less estimated costs of completion. The net write-downs were $1.1 million and $0.8 million, respectively.

•	General and administrative expenses declined $0.9 million to $2.8 million in First Three Quarters 2014 relative to First Three Quarters 2013. This reflects cost reductions undertaken.

•	Exploration expenses decreased $0.1 million to $0.3 million in First Three Quarters 2014. Few exploration activities were undertaken in the periods, and the cost of the Pinson studies in 2014 was capitalized.

•	Property maintenance expense decreased $0.2 million to $0.7 million in First Three Quarters 2014. Property maintenance expenses for Pinson Underground were relatively high in the Third Quarter of 2013 when the site was transitioning to its care and maintenance status, whereas Pinson Underground recommenced operations in late June of 2014.

•	Interest expense increased $2.4 million to $3.7 million in the First Three Quarters 2014, principally as interest was no longer capitalized to Pinson Underground development after June 2013. Effective interest rates and the amortization of loan discounts have increased, also causing some of the increase in interest expense. Interest paid in cash in First Three Quarters 2014 was $2.3 million, whereas it was $1.8 million in First Three Quarters 2013.

•	In First Three Quarters 2013, a realized loss of $0.8 million and an unrealized gain of $1.6 million were recognized for the embedded derivatives in the 2009 Gold Bonds. These bonds were retired in December 2013, and a negligible loss was recognized for outstanding forward-sales positions in 2014.

•	The Company recognized a loss on the disposition of assets of $0.3 million early in 2014, principally resulting from the sale of an idle rock crusher at the Pinson property. There were no similar events in First Three Quarters 2013, however, the Company realized a loss of $0.1 million on the sale of short term investments in the First Three Quarters 2013.

•	A foreign-exchange gain of $2.3 million was realized upon settlement of the loan with Sprott, denominated in Canadian dollars, in January 2014. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in First Quarter 2014 upon realization. No other material foreign-exchange gains or losses were realized in 2014 or 2013.

•	In First Three Quarters 2013, the Company recognized a tax benefit of $0.6 million, however this was reversed in Fourth Quarter 2013 when the Company became uncertain of the timing and probability of realizing the future benefit.

As of September 30, 2014, cash and cash equivalents were $0.6 million, a $0.1 million decrease since December 31, 2013. The significant elements underlying this net decrease of $0.1 million in cash in First Three Quarters 2014 are presented below with comparisons to cash flows in First Three Quarters 2013.

•	Net cash provided by operating activities in First Three Quarters 2014 was $0.4 million. Net cash provided by operating activities in First Three Quarters 2013 was $6.8 million. The total decrease in operating cash flows of $6.4 million resulted from a $3.3 million decrease in operating cash flows, exclusive of working capital changes, and a difference of $3.1 million in changes in working capital. Lower gold prices drove a $4.0 million decrease in cash from revenues; however, this was offset to the extent of about $0.4 million by an increase in revenues from the production and sale of an increased

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

number of gold and silver ounces, inclusive of those from Pinson Underground. The reclassification of interest expense payments from investing activities in First Three Quarters 2013 to operating activities in First Three Quarters 2014 led to a decrease in cash flows from operations of approximately $1.2 million. Decreases in general and administrative and other expenses improved operating cash flows by approximately $1.4 million.

•	Net cash used for investing activities in First Three Quarters 2014 was $5.3 million and in First Three Quarters 2013 was $20.6 million. Significant components of these cash flows are noted below.

1.	In First Three Quarters 2014, $4.9 million was spent for stripping of the North Main pit, $0.4 million was spent for equipment and equipment rebuilds at Briggs, and $0.3 million was spent on Mag Pit studies. $25.0 million was spent on mine development and capital equipment at Pinson and Briggs in First Three Quarters 2013. Of the $25.0 million, $4.8 million was spent at Briggs and $2.5 million of this latter amount was for stripping of the Goldtooth South pit.

2.	$1.2 million of capitalized interest was recognized for Pinson in First Three Quarters 2013, and no interest was capitalized in First Three Quarters 2014.

3.	$6.5 million of pre-production gold sales from Pinson Underground were netted with capital development in First Three Quarters 2013, but sales of $0.8 million by Pinson Underground in First Three Quarters 2014 were recognized as operating revenue.

4.	Briggs expended $0.7 million on stripping activity assets in First Three Quarters 2014 and $2.4 million on stripping activity assets in First Three Quarters 2013. These relate to production stripping within active pits and not to pre-stripping of new pits recognized as development.

5.	Cash-collateral required by a surety in connection with outstanding reclamation bonds was reduced by $0.7 million in First Three Quarters 2013. There were no similar refunds in 2014.

6.	Proceeds from the sales of assets and investments totaled $1.0 million in First Three Quarters 2014 and $0.8 million in First Three Quarters 2013. The principal assets sold in 2014 were an idle rock crusher and a selection of mineral rights in Montana whereas surplus equipment was sold in 2013.

•	Net cash provided by financing activities in First Three Quarters 2014 was $4.8 million, and in First Three Quarters 2013, $2.5 million was used. Significant elements of these cash flows are noted below.

1.	The note placed with Waterton provided net $21.3 million early in 2014, refinancing the note previously provided by Sprott and other current obligations.

2.	Stock was issued in the third quarter of both years, netting $1.8 million in Third Quarter 2014 and $5.3 million in Third Quarter 2013.

3.	Repayments of notes and payments servicing equipment notes used $16.6 million in First Three Quarters 2014 and used $3.4 million in First Three Quarters 2013. These figures include $15.6 million and $2.4 million in principal repayments to Sprott in January 2014 and in February 2013, respectively.

4.	The 2009 Gold Bonds were retired in 2013, so there was no payment for these in 2014. $2.7 million of Gold Bond principal was paid in First Three Quarters 2013.

5.	Payments servicing financing leases used $1.7 million in both First Three Quarters 2014 and First Three Quarters 2013.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Contractual Obligations

The Company’s material undiscounted contractual obligations as of September 30, 2014 follow.

		Payments due by Period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Long term debt obligations	$26,235,800	$1,826,000	$24,409,800	$-	$-
Finance lease obligations	3,605,600	1,708,400	1,897,200	-	-
Operating lease obligations	203,500	153,900	49,300	300	-
Asset retirement obligations	7,089,100	137,100	1,554,600	1,684,000	3,713,400
Total	$37,134,000	$3,825,400	$27,910,900	$1,684,300	$3,713,400

Off-Balance Sheet Arrangements

As of September 30, 2014 and December 31, 2013, the Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months can be met through a combination of cash flows from the Briggs operations and Pinson Underground operations; asset sales; equipment financing; trade-payable-credits, and existing cash. Supplemental financing, if required, may be generated through the sale of assets; the issuance of equity and/or debt; and new lines of credit; or combinations of these. The year-to-date shortfall to Briggs 2014 budget prompted the issuance of stock in Third Quarter 2014 and has left the Company with unexpectedly low cash balances early in Fourth Quarter 2014. Recent forecasts indicate that supplemental financing will not be required; however, this is principally contingent upon Briggs and Pinson Underground realizing operating cash flow targets and vendors carrying existing levels of trade-credit. Funding requirements could be significantly affected by the future price of gold and any unforeseen, prolonged production disruptions at Briggs or Pinson. As a result of the debt refinancing in January of 2014, whereby payment of $22.0 million of current obligations was deferred until January of 2016, the principal use of funds anticipated within the next 12 months is the accumulation of cash to fund repayment of this debt.

As of September 30, 2014, the Company had net working capital (current assets less current liabilities) of $9.6 million. Current assets included recoverable, in-process gold inventories of approximately 18,000 ounces at Briggs. Property, plant, mine development, and mineral interests, net of depreciation and impairment allowances, totaled $81.0 million at September 30, 2014, inclusive of $48.7 million in mineral interests and $16.0 million in equipment and buildings.

The Company’s net positive cash flow from operating activities in Third Quarter 2014 was $2.7 million; resulting principally from a decrease in working capital of $2.0 million. The Company’s net positive cash flow from operating activities in First Three Quarters 2014 was $0.4 million, inclusive of $0.5 million provided by changes in working capital. In Third Quarter 2014, 7,800 ounces of gold were sold at an average price of $1,285 per ounce. As mining progressed in Briggs Goldtooth South Pit in 2014, ore tonnages and grades fell short of expectations based on geological models. A localized slope failure and water in the bottom of the Goldtooth pit contributed to low production in Third Quarter 2014. Development of the BMN Pit was completed in October 2014 at a cost of about $5 million, and this pit is now the principal source of ore. Capital spending of $6.0 to $6.5 million is forecasted for the Company in 2014, inclusive of the $5.6 million already expended through September 30, 2014. Most of the balance of the forecasted capital spending relates to equipment rebuilds, expected to be financed through capital leases.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Operations recommenced at the Pinson Underground mine in June 2014. While ramping-up, Pinson Underground contributed $0.5 million of operating cash flow in Third Quarter 2014. No new capital has been invested in this start-up. The operation is being run in cooperation with contract miners who are being paid on a “pay-as-you-go basis” from sales proceeds. Production is focused on areas of the mine already developed.

Studies were completed in Fourth Quarter 2014 for Pinson Underground and the Mag Pit at Pinson, and plans were advanced for Reward. Other projects may be undertaken as funds become available.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity transactions as fully discussed in the annual report on Form 20-F.

Financing Transactions

Equity:

On August 22, 2014, the Company completed a non-brokered private placement by issuing 15.4 million common shares for net proceeds of C$2.0 million. Under this agreement, the Company also issued 15.4 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term.

A roll-forward follows of the Company’s common shares outstanding for the nine months ended September 30, 2014. This table also shows the number of options exercised and Restricted Stock Units (“RSU’s”) issued.

Number of
Shares
Balance of shares, beginning of the period	189,922,144
Options exercised	35,377
Equity offering	15,380,000
Restricted stock units issued	1,281,942
Balance of shares, end of the period	206,619,463

As of November 7, 2014, 207,347,362 common shares were outstanding.

In January 2014, as part of the consideration for structuring a new credit facility, Atna, after receipt of approval from the TSX, issued to Waterton 10,000,000 non-transferable common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years expiring on January 31, 2017. The Lender Warrants are subject to a four-month hold period in Canada.

Options and RSU’s are granted and issued in accordance with the Company’s compensation plans.

Debt:

In First Three Quarters 2014, equipment-financing of $1.0 million was undertaken and equipment-financing of $2.7 million was repaid.

Sprott was repaid in full in January 2014 upon the refinancing discussed below. The Company had arranged the C$20 million line of credit with Sprott to finance the acquisition of the remaining 70 percent interest of Pinson and to commence development of the Pinson Underground mine in 2011. The line of credit with Sprott was reduced to C$17.5 million in February of 2013 via a C$2.5 million repayment.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million under the Company’s existing secured credit facility, and the balance for general working capital purposes including a reduction in trade payables. Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferrable common share purchase warrants, previously described. Assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security against the Waterton Loan. Covenants also restrict equipment financings to $12 million, preclude the issuance of new debt (other than Permitted Debt), and require Waterton’s consent for material asset sales. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility.

Investing Transactions

Disposition of Assets: In First Three Quarters 2014, the Company received $0.1 million from the sale of investments. The investments sold were stock in other mining companies acquired in exchange for joint venture or property option interests.

In First Three Quarters 2014, the Company received $0.9 million from the sale of non-core assets; principally certain mineral rights and an idle rock crusher.

Capital Expenditures: Cash expended for mine development and property was $5.6 million and for stripping activity assets was $0.7 million in First Three Quarters 2014. Of these capital expenditures $4.8 million was for pre-stripping of the BMN Pit. Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

As previously described, 10,000,000 non-transferable common share purchase warrants were issued in January 2014 as part of a debt refinancing, and 15,380,000 common share purchase warrants were issued in conjunction with the private placement of stock in August 2014. The following table summarizes warrants outstanding as of September 30, 2014.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares
January 31, 2017	2.34	CAD$0.25	10,000,000
August 22, 2017	2.90	CAD$0.18	15,380,000
			25,380,000

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Surety Bonds

All surety bonds are subject to annual review and adjustment. Additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted reclamation bonds and cash with these agencies in the amount of $4.5 million virtually all of which is supported by a surety. Restricted cash held as collateral by the surety and a government agency amounts to $1.3 million at September 30, 2014.

The total bonding requirement for Reward was determined to be $6.2 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company has placed $0.3 million into a collateral account related to the surety bond. The remaining $5.3 million in bonding is not expected to be required until mine development and construction are continued.

The total bonding requirement for Pinson is roughly $1.7 million of which Atna has already placed one bond of $0.8 million. The Company has placed $0.2 million into a collateral account related to the surety bond. The remainder of the bonds, approximately $0.9 million, is pending review by Federal and State agencies, and is expected to be placed in Fourth Quarter 2014.

The Company has on deposit with the MDEQ $2.4 million in an interest-bearing account for reclamation at the Kendall Mine. The Company placed an additional bond of $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the 2011 approval of the final leach pad capping plan. The surety of the latter bond is holding $0.1 million in collateral.

Columbia and Clover, combined, have placed another $0.2 million in reclamation bonds and have less than $0.1 million in collateral on deposit with the surety.

Related Party Transactions

During 2013, First Three Quarters 2014, and through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			September 30, 2014		December 31, 2013
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value
Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$644,000	$644,000	$789,900	$789,900
Restricted cash	Loans and receivable	1	4,315,700	4,315,700	4,319,400	4,319,400
Total financial assets			$4,959,700	$4,959,700	$5,109,300	$5,109,300
Financial liabilities:
Accounts payable and
other liabilities	At amortized cost	N/A	$7,113,300	$7,113,300	$7,196,300	$7,196,300
Notes payable	At amortized cost	2	26,235,800	24,996,300	19,006,900	19,006,900
Finance leases	At amortized cost	N/A	3,605,600	3,605,600	5,842,800	5,842,800
Total financial liabilities			$36,954,700	$35,715,200	$32,046,000	$32,046,000

The value of warrants issued by the Company is a non-recurring, fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent. These brokers’ warrants expired unused in First Quarter of 2014.

In First Quarter 2014, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term to Waterton. The warrants were determined to have a non-recurring fair value of $0.5 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent.

In Third Quarter 2014, the Company issued 15,380,000 common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term in a private placement. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4%, and a risk-free rate of 0.98 percent.

The following table presents the Company’s non-financial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of the dates indicated.

	September 30, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Liabilities:
Asset retirement obligations	$-	$-	$3,777,000	$-	$-	$3,721,300

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Derivatives

At September 30, 2014, the Company had no outstanding derivatives. The Company entered into and used forward-sales contracts within the First Three Quarters 2014. Embedded forwards within the 2009 Gold Bonds were settled as part of the retirement of those bonds in December 2013.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For Third Quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For Third Quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.2 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Under the credit agreement with Waterton, assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The note refinancing subsequent to year-end 2013 has been reflected in the table as of December 31, 2013 by moving the C$17.5 million liability to the 1-3 year column, consistent with terms under the Waterton Agreement. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

			Payments due by Period as of September 30, 2014
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,113,300	$6,569,300	$544,000	$-	$-	$-
Finance lease obligations	3,605,600	399,800	1,308,600	1,897,200	-	-
Notes and debt obligations	26,235,800	482,900	1,343,100	24,409,800	-	-
Total	$36,954,700	$7,452,000	$3,195,700	$26,307,000	$-	$-

			Payments due by Period as of December 31, 2013
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	537,400	1,598,700	3,706,700	-	-
Notes and debt obligations	19,006,900	100,500	1,048,200	17,858,200	-	-
Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 36 percent at September 30, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. A foreign exchange gain of $2.3 million was realized in the First Quarter 2014 upon settlement of this debt obligation. Other than for this debt, now retired, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and/or doré and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ores to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at September 30, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Stock Options

The following table summarizes the stock options outstanding and exercisable as of September 30, 2014.

Exercise Price CAD		Options Outstanding			Options Vested & Exercisable
			Weighted	Weighted		Weighted	Weighted
			Average	Average		Average	Average
			Remaining	Exercise		Remaining	Exercise
			Contractual	Price		Contractual	Price
Low	High	Quantity	Life	CAD	Quantity	Life	CAD
$0.11	$0.33	3,397,467	4.2	$0.13	1,542,839	4.2	$0.12
0.34	0.70	1,715,333	1.2	0.65	1,715,333	1.2	0.65
0.71	0.92	2,105,000	0.6	0.78	2,105,000	0.6	0.78
0.93	1.07	1,900,000	1.3	0.99	1,900,000	1.3	0.99
1.08	1.13	2,260,000	2.2	1.13	1,506,671	2.2	1.13
$0.11	$1.13	11,377,800	2.2	$0.67	8,769,843	1.8	$0.74

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during First Three Quarters 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Tests were performed in 2013 and 2014 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective at September 30, 2014.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Recently issued Financial Accounting Standards and their impact upon the Company

As noted in the consolidated financial statements for the years ended December 31, 2013 and 2012, the Company early adopted IFRS 9 and the amendments to IAS 36.

IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the ISAB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The key principle of this Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017, with earlier adoption permitted. The Company is currently assessing the impact, if any.

Critical Accounting Estimates

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories, environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for any legal cases or governmental penalties.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and the timing of revenue recognition.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. Servicing existing debt, previously incurred to finance projects, may hamper the Company’s ability to invest in new projects and obtain new financing. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability and impair deferred tax assets. The Company has only taken more-likely-than-not positions in determining its deferred tax assets.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s Form 20-F for 2013, which can be found on SEDAR at www.sedar.com.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;

•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;

•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;

•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson Underground, Mag Pit at Pinson, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson Underground mine;

•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s

Annual Report on Form 20-F for the year ended December 31, 2013, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;

•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;

•	Actual results of current exploration activities;

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	Conclusions of economic evaluations;

•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;

•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;

•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;

•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;

•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;

•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;

•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;

•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;

•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;

•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;

•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;

•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30th, 2014

•	The Company’s ability to attract and retain qualified management and technical personnel. Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov.

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